UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s July 2008 total passenger traffic decreases 4.4%

▪ Year to date traffic increases 6.0%

Monterrey, Mexico, August 8, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports decreased 4.4% in July 2008, as compared to July 2007.

Domestic traffic in July 2008 decreased 5.0% (-19,936 passengers), compared to the prior year period. The airports that reported the most significant decreases in passenger traffic were Durango, Culiacán, Zihuatanejo, and Mazatlán. The airports with the most significant increases in passenger traffic were Acapulco and San Luis Potosi, with the latter benefiting from the start of up of operations of Alma on July 1, 2008.

International traffic decreased 0.6% (-1,049 passengers) in July 2008, as compared to July 2007. Airports with the most significant reductions in international passenger traffic volume were Culiacán, Mazatlán, Zihuatanejo, and Zacatecas. The principal international passenger traffic increases were in Monterrey and Tampico, with the latter reflecting a new American Eagle route to Dallas that opened in April 2008.

The year over year decrease in monthly traffic in the result of three principal factors. First, airlines reacted rapidly to the increase in oil prices, cancelling routes, reducing flight frequencies, and adjusting tariffs, among other actions. Second, July 2007 was the month with the highest volume of traffic in OMA’s history, which affects the inter-annual comparisons.

The third factor is of regulatory nature. The Ministry of Communications and Transportation (SCT) suspended temporarily the operations of several airlines for non-payment of government royalties for the use of Mexican airspace. Aerocalifornia (2.7% of OMA’s total passenger traffic in the first seven months of 2008) was suspended on July 24, 2008, and Avolar (0.7% of total traffic) was suspended effective August 5, 2008. The SCT has also stated the possibility of suspending Aviacsa (8.2% of total traffic), however, Aviacsa received on August 6th a permanent court injunction that enables it to keep using Mexican airspace.

By airport

Monterrey, OMA’s principal airport, served 665,949 passengers in July 2008, representing a decrease of 2.6% (-17,838 passengers) compared to the same month of 2007. Domestic traffic at Monterrey airport decreased 4.6% principally as a result of lower traffic on routes to Hermosillo, Veracruz, Chihuahua, and Ciudad Juárez. International traffic increased 9.9% as a result of new routes opened in recent months (Austin, Detroit, New York, and Los Angeles). In addition, Aeroméxico inaugurated their twice weekly Monterrey-Rome route on July 26, 2008.

Acapulco, OMA’s third largest airport, recorded a growth in passenger traffic of 10.2% in July. Domestic traffic increased 12.7% as a result of an increase in passenger traffic to and from Toluca, Tijuana, and Monterrey. International traffic decreased 3.3%, principally as a result of lower traffic from the United States and Canada.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: August 8, 2008